SCHEDULE 13G
CUSIP NO. 927638403                                            PAGE 1 OF 9 PAGES

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  Viragen, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    927638403
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G
CUSIP NO. 927638403                                            PAGE 2 OF 9 PAGES

- ---------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Global Master Fund Ltd.
                 (No I.R.S. ID Number)

- ---------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ---------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ---------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
- ---------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               4,352,369 shares of Common Stock (See Item 4)
        WITH:          ------------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ------------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            4,352,369 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,352,369 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ---------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.9% (See Item 4)
- ---------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ---------------------------------------------------------------------------- -

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SCHEDULE 13G
CUSIP NO. 927638403                                            PAGE 3 OF 9 PAGES

- ---------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Investment Management, LLC
                 13-4092583
- ---------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ---------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ---------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
- ---------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               4,352,369 shares of Common Stock (See Item 4)
        WITH:          ------------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ------------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            4,352,369 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,352,369 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ---------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.9% (See Item 4)
- ---------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
- ---------------------------------------------------------------------------- -

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SCHEDULE 13G
CUSIP NO. 927638403                                            PAGE 4 OF 9 PAGES

- ---------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Mikhail A. Filimonov
- ---------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ---------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ---------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
- ---------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               4,352,369 shares of Common Stock (See Item 4)
        WITH:          ------------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ------------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            4,352,369 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,352,369 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ---------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.9% (See Item 4)
- ---------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
- ---------------------------------------------------------------------------- -

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SCHEDULE 13G
CUSIP NO. 927638403                                            PAGE 5 OF 9 PAGES

- ---------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Dimitri Sogoloff
- ---------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ---------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ---------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
- ---------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ------------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               4,352,369 shares of Common Stock (See Item 4)
        WITH:          ------------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ------------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            4,352,369 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,352,369 shares of Common Stock (See Item 4)
- ---------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ---------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.9% (See Item 4)
- ---------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
- ---------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 927638403                                            PAGE 6 OF 9 PAGES

Item 1(a).  Name of Issuer:

            Viragen, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            865 SW 78th Avenue
            Suite 100
            Plantation, Florida  33324

Item 2(a).  Names of Persons Filing:

            Alexandra Global Master Fund Ltd. ("Alexandra")
            Alexandra Investment Management, LLC ("Management")
            Mikhail A. Filimonov ("Filimonov")
            Dimitri Sogoloff ("Sogoloff")

Item 2(b).  Address of Principal Business Office:

            Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
            Management - 767 Third Avenue, 39th Floor, New York,
            New York 10017
            Filimonov - 767 Third Avenue, 39th Floor, New York,
            New York 10017
            Sogoloff - 767 Third Avenue, 39th Floor, New York,
            New York 10017

Item 2(c).  Place of Organization or Citizenship:

            Alexandra - British Virgin Islands
            Management - Delaware
            Filimonov - U.S.
            Sogoloff - U.S.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value per share, of the Issuer (the "Common Stock")

Item 2(e).  CUSIP Number: 927638403

Item 3.     This Schedule is filed pursuant to Rule 13d-1(c) by
            Alexandra, Management, Filimonov and Sogoloff

Item 4.     Ownership:

            (a) Amount Beneficially Owned:

                Alexandra: 4,352,369 shares*
                Management: 4,352,369 shares*
                Filimonov: 4,352,369 shares*
                Sogoloff: 4,352,369 shares*

            (b) Percent of Class:

                Alexandra: 9.9%*

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SCHEDULE 13G
CUSIP NO. 927638403                                            PAGE 7 OF 9 PAGES

                Management: 9.9%*
                Filimonov: 9.9%*
                Sogoloff: 9.9%*

                (Based on 39,296,666 shares of Common Stock outstanding, as of November 7, 2005, as stated by the Issuer in its definitive Proxy Statement for its Annual Meeting of Stockholders to be held on December 15, 2005)

            (c) Number of Shares as to which the Person has:

                (i) sole power to vote or to direct the vote

                                          -0-

                (ii)shared power to vote or to direct the vote:

                    4,352,369 shares of Common Stock*

                (iii) sole power to dispose or to direct the disposition of

                                          -0-

                (iv) shared power to dispose or to direct the disposition of

                     4,352,369 shares of Common Stock*

*The amount reported as beneficially owned by Alexandra include 124,366 shares of Common Stock. Certain of the shares of Common Stock reported as beneficially owned by Alexandra are shares of Common Stock that Alexandra has the right to acquire upon conversion of the Issuer's 7% Convertible Notes due 2008 (the "Notes") and exercise of the Issuer's Common Stock Purchase Warrants (the "Warrants"). The Notes and the Warrants contain limitations on the conversion or exercise thereof which make the Notes inconvertible and the Warrants unexercisable to the extent the holder would upon conversion or exercise, beneficially own more than 9.9% of the Common Stock. The amount reported as beneficially owned is based on such limitations. In the absence of such limitations, the number of shares of Common Stock which Alexandra would have the right to acquire upon conversion of the Notes would be 3,333,333 shares and the number of shares of Common Stock that Alexandra would have the right to acquire upon exercise of the Warrants would be 1,333,333 shares. This amount excludes shares of Common Stock issuable upon conversion of the Notes in respect of accrued and unpaid interest on the Notes at the time of conversion.

Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. Sogoloff serves as the

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SCHEDULE 13G
CUSIP NO. 927638403                                            PAGE 8 OF 9 PAGES

President, a Managing Member and the Chief Risk Officer of Management. By reason of such relationships, each of Filimonov and Sogoloff may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov and Sogoloff each disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
         Holding Company:

         Not applicable

Item 8.  Identification and Classification of Members of the Group:

         Not applicable

Item 9.  Notice of Dissolution of Group:

         Not applicable

Item 10. Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

      Exhibit I: Joint Filing Agreement, dated as of June 25, 2004, by and among Alexandra, Management, Filimonov and Sogoloff (incorporated herein by reference to the exhibit with the same number filed with Schedule 13G filed by the persons reporting on this Amendment No. 2).

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SCHEDULE 13G
CUSIP NO. 927638403                                            PAGE 9 OF 9 PAGES

                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date:February 14, 2006

                    ALEXANDRA GLOBAL MASTER FUND LTD.

                    By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                        its Investment Advisor

                        By: /s/ Mikhail A. Filimonov
                        ------------------------------
                        Mikhail A. Filimonov
                        Title: Managing Member

                    ALEXANDRA INVESTMENT MANAGEMENT, LLC

                    By: /s/ Mikhail A. Filimonov
                    ------------------------------
                    Mikhail A. Filimonov
                    Title: Managing Member

                    /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov

                    /s/ Dimitri Sogoloff
                    ----------------------------
                    Dimitri Sogoloff